UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BARRETT BUSINESS SERVICES, INC.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

06846310

(CUSIP number)

Fred Dorwart Frederic Dorwart, Lawyers 124 E. 4th Street Tulsa, Oklahoma 74103 (918) 582-9945

(Name, address and telephone number of person authorized to receive notices and communications)

December 21, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 068463108	Page 2 of 7 Pages

(1)	Names of reporting persons Estate of William W. Sherertz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Washington, United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,538,429
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,538,429
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,538,429
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 25.66%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 068463108	Page 3 of 7 Pages

(1)	Names of reporting persons Kimberly J. Jacobsen Sherertz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,593,778
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,593,778
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,593,778
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.22%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 068463108	Page 4 of 7 Pages

(1)	Names of reporting persons Charles M. Gillman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 3 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on April 28, 2011 (the “Initial 13D”) by two of the Reporting Persons (defined below) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Barrett Business Services, Inc. (the “Issuer” or the “Company”), and amended on May 17, 2011 (“Amendment No. 1”), October 6, 2011 (“Amendment No. 2”), and November 22, 2011 (“Amendment No. 3”) is hereby amended by this Amendment No. 4 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D or in its Amendments. The principal executive office address of the Issuer is 8100 NE Parkway Drive, Suite 200, Vancouver, Washington 98662.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 3 in its entirety and replacing it with the following:

As disclosed in Item 3, the Estate acquired beneficial ownership of the shares of Common Stock covered by this Schedule 13D as a result of the passing of William W. Sherertz. Ms. Sherertz acquired beneficial ownership of the shares of Common Stock covered by this Schedule 13D either by gift from Mr. Sherertz or by becoming personal representative of the Estate.

As a fiduciary for the Estate, Ms. Sherertz has a duty to prudently manage the assets of the Estate for the benefit of creditors and the designated beneficiaries. Ms. Sherertz individually and on behalf of the Estate will routinely monitor and evaluate a wide variety of investment considerations, including, without limitation, Issuer’s financial performance, current and anticipated future trading prices for the Common Stock, Issuer’s operations, assets, prospects, and business development, company-related competitive and strategic matters of the Issuer, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons may discuss investment in the Issuer and the foregoing investment considerations with other stockholders, the Board of Directors, management, other investors, industry analysts and others. These considerations, discussions and other factors may result in the Reporting Persons’ evaluation of alternatives to maximize stockholder value.

In Amendments No. 2 and No.3, the Reporting Persons noted the extremely small stock ownership of the current members of the Board of Directors of the Issuer and announced that they were planning to consult with experts on corporate governance and the proxy advisory process. The Reporting Persons announced they would assemble a slate of directors to nominate for the Board of Directors of the Issuer at the Issuer’s next annual meeting, and that they strongly believed that their proposed slate of directors would be better placed to work with the current CEO and management than the current members of the Board.

By letter dated December 21, 2011, the Reporting Persons notified the Issuer of their intent that a special meeting of the stockholders of BBSI be held on February 21, 2012. The notice indicated that the Reporting Persons intend to replace the current Board of Directors by soliciting proxies in favor of their seven nominees to the Issuer’s Board of Directors at such special meeting. The Reporting Persons also notified the Issuer that the December 21, 2011 letter also served as notice that the Reporting Persons will bring for nomination their seven nominees before the annual meeting of the Issuer’s stockholders.

Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the Common Stock beneficially owned by them or acquire additional Common Stock, in the open market or otherwise, or take any other lawful actions they deem to be in their best interests with respect to their investment in the Issuer.

The Reporting Persons may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. When a proxy statement is completed and filed, stockholders are advised to read the proxy statement because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of Amendment No. 3 in its entirety and replacing it with the following:

Except for (i) the Last Will and Testament of William W. Sherertz; (ii) a pledge by the Estate and Ms. Sherertz, as sole personal representative, of certain shares of the Common Stock beneficially owned by the Estate to Wells Fargo Bank, National Association as collateral for a line of credit; (iii) the award agreements for employee stock options (in substantially the form attached to the Initial Schedule 13D), and (iv) current negotiations by the Estate for a short term bridge loan that will be repaid within 90 days in order to facilitate the exercise of stock options of the Issuer, which will involve a pledge of Common Stock to secure the loan, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	A Joint Filing Undertaking filed with Amendment No. 2 and incorporated herein by reference

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011

ESTATE OF WILLIAM W. SHERERTZ

By:	Kimberly J. Jacobsen Sherertz

/s/ Kimberly J. Jacobsen Sherertz

/s/ Charles M. Gillman

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